Exhibit 99.2

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010

The following discussion and analysis of the operations, results and financial position of Avino Silver & Gold Ltd. (the “Company” or “Avino”) should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the nine month period ended September 30, 2010 and the audited financial statements for the year ended December 31, 2009 and the notes thereto.

This Management’ Discussion and Analysis (“MD&A”) is dated November 23, 2010 and discloses specified information up to that date. Avino is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Financial Statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) and unless otherwise cited, references to dollar amounts are Canadian dollars.

Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Business Description

Founded in 1968, Avino’s principal business activities are the exploration and development of mineral properties. The Company holds an 99.28% equity interest in Compañía Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”), a Mexican corporation which owns the Avino Silver Mine, located in the state of Durango, Mexico (“Avino Mine”). The Company also holds mineral claims in the Yukon and British Columbia, Canada.

Avino is a reporting issuer in British Columbia and Alberta, a foreign issuer with the Securities & Exchange Commission and trades on the TSX Venture Exchange under the symbol ASM, on the OTCBB under the symbol ASGMF and on the Berlin & Frankfurt Stock Exchanges under the symbol GV6.  In November 2006, the Company’s listing on the TSX Ventures Exchange was elevated to Tier 1 status. In January 2008, Avino announced the change of its financial year end from January 31 to December 31. The change was completed in order to align the Company’s financial statements reporting requirement with its Mexico subsidiaries which operate on a calendar fiscal year.

Overall Performance and Outlook

Avino Mine Property near Durango, Mexico

During the quarter, the Company continued milling operations with the treatment of old stockpiles from the main Avino vein from past mining to ensure that major operating problems associated with the plant were addressed prior to the treatment of the high grade San Gonzalo bulk sample.  In August, the Company entered into an agreement with MRI Trading AG for the sale of all the copper concentrates produced from stockpiled material that was used in tuning the mill.  Underground development of the San Gonzalo zone continued with Avino’s mine contractor Desarrollo Minero Guadalupe S.A. de C.V. (“DMG”) driving two declines, the upper level 1 (2306m elevation) and lower level 2 (2260m elevation). Both levels intersected the San Gonzalo vein; Level 2 intersected the San Gonzalo vein and a splay vein. These are known as San Gonzalo vein 1 and San Gonzalo. DMG also drifted along both San Gonzalo and San Gonzalo 1 on both levels 1 and 2 and in October developed two raises to connect the lower level with the upper level allowing the start of stoping (cut and fill) for the bulk sample.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010

Summary of Significant Events

Milling Operations

During the quarter, the Company continued milling operations with the treatment of stockpiled ET copper ore from the main Avino vein from past mining to ensure that major operating problems associated with the plant were addressed prior to the treatment of the high grade San Gonzalo bulk sample.  As of September 30th, Avino has milled approximately 18,000 tonnes of material to produce an estimated 400 tonnes of concentrate according to the daily mill reports and the on-site lab assays. Of the estimated production, 377 wet tonnes consisting of six truckloads in August and four in September have been shipped to Manzanillo and sold to MRI Trading AG.

Provisional payments have been made for these two monthly shipments with the final settlement to be made once the assays from the certified laboratories of SGS Netherlands and AHK UK have been issued.

With the completion of the high grade copper stockpiled ore, a planned 2 week maintenance schedule is currently in the works to address the concerns identified in the plant during the past three months. Key maintenance items include the relining of the 8x6 ball mill, replacing all the torn conveyor belts in the crushing plant and the fabrication of additional flotation cell to improve on the concentrate grade and metal recoveries. In addition, a cost estimate has been commissioned to upgrade the assay lab so fire assaying of gold and silver can be implemented. As to improving the availability of the crushing plant, a good used front end loader has been considered as a replacement for the existing rental unit with unacceptable downtimes.

Once the planned maintenance has been completed, plans are in place to continue with the treatment of the remaining stockpiled ore rich in gold and silver but low copper. A weekly test run is contemplated to produce the required concentrate samples for evaluation and proposals.

According to mine records, there is approximately 5000 to 10000 tonnnes of this material grading about 90g Ag/t, 1g Au/t and 0.15% Cu. The tonnage represents about two months mill feed and can provide  DMG additional time required to build up the inventory of broken ore from San Gonzalo.

Underground Mining

In January, DMG began driving the main decline or level 2 at the 2260 m elevation for development work and extraction of the bulk sample. The San Gonzalo vein was intersected in May. A second decline also was driven to the upper level 1 at the 2306m level.  The two declines are known as San Gonzalo vein 1 and San Gonzalo.

By July both levels had intersected the San Gonzalo vein; level 2 has intersected the San Gonzalo vein and a splay vein. The Upper Level 1 has been driven northwest along the San Gonzalo Vein and broke in to the old San Gonzalo workings. The exploration drift on the Lower Level 2 (2260 m) along the San Gonzalo 1 vein was also advanced to the northwest towards the old San Gonzalo workings. Underground development in July at San Gonzalo consisted of a total of 108 metres in both the 2306 and 2260 levels with the removal of 980 tonnes of development ore for future testing.

On October 6 the two levels were connected with the completion of the first raise allowing the start of stoping (cut and fill) for the bulk sample. Within four days an initial 731 tonnes had been produced from the block of ground which is estimated to contain approximately 11,000 tonnes.  The rock will be stockpiled for approximately 6 to 8 weeks while the mill completes its present program of flotation concentration of the stockpiled ore from the ET zone of the main Avino vein.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010

Avino is pleased with the mineable widths and excellent grades found to date on San Gonzalo 1.  Samples from channels cut across the San Gonzalo 1 vein are as follows: (from west to east)

Length along vein (metres)	Width (metres)	Gold (g/t)	Silver (g/t)	Lead (ppm)	Zinc (ppm)	Copper (ppm)
21.04	2.83	1.146	394	3580	3112	502
(includes sample 146299 Line 19)
	0.80	1.304	5523	4330	944	833
(includes sample 156260 Line 11)
	0.75	0.792	1965	14300	6740
(includes sample 156238 Line 9)
	0.70	1.731	1652	11600	3257
27.24	2.41	1.231	342	4999	2202	442
(includes sample 155633 Line 12)
	0.90	0.960	1093	6990	1980
11.37	1.61	1.752	532	9651	11438	1605
(includes sample 155679 Line 18)
	0.80	1.798	2054	3040	1070

In November, assays from initial sampling in the eastern raise were received. Samples are as follows:

Line	Width (m)	Gold g/t	Silver g/t	Lead g/t	Zinc g/t	Copper g/t
1	0.75	1.112	227	4012	1772	930
2	1.10	3.621	508	7007	4295	657
3	1.05	2.243	384	4817	718	1263
4	1.25	6.120	216	2563	1206	2398
(Includes):	0.80	1.715	222.2	1828	1014	292
	0.45	13.95	203.7	3870	1548	6141
5	1.15	2.221	380	5712	1330	1689
(Includes):	0.65	1.899	93.4	182	266	153
	0.50	2.639	752.2	12900	2714	3685
6	1.25	1.436	260	3921	1925	852
7	1.30	1.391	727	5667	1305	448
(includes):	0.75	1.608	728.9	2122	1384	538
	0.55	1.095	724.9	10500	1198	326
8	1.15	0.670	313	1656	1339	667
9	1.10	1.413	344	4322	904	1394
10	1.25	2.078	276	12255	1762	891
11	1.60	1.077	315	2339	482	815
12	1.30	3.642	514	5893	698	745
(includes):	0.60	2.74	672.6	10600	1120	1352
	0.70	4.416	378.5	1859	337	225
13	1.35	1.698	707	3323	610	372

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010

14	1.65	1.493	422	4202	896	258
(includes):	0.60	2.644	242.6	8349	1267	411
	0.50	1.181	842.1	2328	862	214
	0.55	0.52	234.7	1382	522	132
15	1.10	1.518	588	2304	610	173
(includes):	0.55	1.895	845.7	3570	914	253
	0.55	1.14	329.9	1037	306	93
16	1.60	1.122	366	3234	824	334
17	1.30	4.030	171	10609	633	509
(includes):	0.65	6.852	98.6	20000	855	845
	0.65	1.207	243.2	1218	410	172
18	1.25	1.769	224	12334	1161	1091
Average:	1.25	2.135	389	5313	1197	831

The samples were assayed by Inspectorate Labs. Samples were crushed and ground in Durango with pulps assayed in Richmond, British Columbia using fire assay and AA finish for gold, four acid digestions and AA for most silver with fire assay and gravimetric finish for very high silver. Aqua Regia digestion and ICP for base metals.

The Company expects to extend the mining contract with DMG with continued mining operations in the event the bulk sampling program results in positive cash flow.

Bulk Sampling to Confirm Grade and Recoveries

The ongoing 10,000 tonne bulk sample program at San Gonzalo will allow the Company to assess economics of the zone and confirm mineral grades obtained through earlier diamond drilling. The goal is to complete the bulk sample program and move into full production if results are positive.

NI 43-101 Resource Calculation

An NI 43-101 resource calculation for San Gonzalo, completed by Orequest Consultants, estimates that the zone contains 4.75 million ounces of silver and 37,300 ounces of gold, calculated as follows:

	Ag	Au	Zn	Pb
Tonnes	g/t	g/t	%	%
444,250	332	2.61	1.5	1.0

These figures were compiled from 2007 surface drilling at San Gonzalo (January to December 2007, 40 holes, 9,204 metres), which produced some significant silver intersections.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010

The decline will descend into the San Gonzalo vein, where drilling over the past two years has outlined a resource of 444,250 tonnes grading 332 g/t silver, 2.61 g/t gold, 1.5% zinc and 1.0% lead.  Exploration and development to expand the resource will continue.

In addition, Avino is also planning to explore new areas of the property, expand upon discoveries made in 2008 and follow up on the 2008 mapping and sampling. At present, trenching and 9,000 metres (29,520 feet) of new drilling have been proposed for up to 15 areas of the property. These proposals will be reviewed once the bulk sampling program has been completed.

Avino has operated continuously in Mexico since 1968, a period in which the Avino Mine produced for 27 years. During the long history, the Company has weathered a number of difficult economies. While the current market clearly presents challenges, the Company’s is positioned for continued growth and to bring the mine back into production.

Avino is uniquely situated among the many emerging producers in Mexico. Through its majority ownership in the Avino Mine, recovery plant and surrounding property holdings all may provide its shareholders to profit from the strong metal markets that the Company believes lay ahead. Avino remains committed to returning to profitable mining operations and are very excited about the opportunity to build this company into a significant producer of precious and base metals. Avino adheres to the highest standards of environmental responsibility, to supporting the local community with the highest standards of business practices and to the long-term success of its shareholders.

Eagle Property, Yukon Territory

The Eagle property, held 100% by Avino is located on the south slopes the prolific Galena Hill in the Keno City silver mining camp in north-central Yukon, 350 km north of Whitehorse. On November 13, 2008, the Eagle property was consolidated under option (now terminated) into the Eagle Project by Mega Precious Metals (“Mega”; formerly Mega Silver Inc.) of Thunder Bay, Ontario. From May 15 to September 17, 2009, Mega completed six NTW diamond drill holes on the Eagle property totaling 1,897.1m.

The 2009 Eagle Project work program was successful in indentifying strong silver-gold-indium enriched zinc and lead mineralization hosted in the Eagle vein fault, a known and proven host of significant intercepts of Pb-Zn-Ag mineralization, including a reported 7,624.9 g/t Ag, 1.2% Pb and 1.5% Zn over 0.15metres (hole E64-23). The 2009 work has also established that indium, used in plasma screens, is present in significant concentrations of up to 285.4 g/t indium (In) over 1.8m (Hole D09EE-11) in the sphalerite enriched Eagle vein.

Mega has returned the Eagle property to Avino due to a change in its corporate exploration objective which is now focused in the Red Lake gold camp in northwest Ontario.  The Company’s feels that not enough work has occurred to fully expose the potential of the property.

No further work is proposed at this time.

Outlook

With prices for silver and gold remaining at historically high levels, the Company is working aggressively to capitalize on this trend by bringing the Avino Mine back into operation as quickly as possible. The Company began testing operation of the plant in the second quarter of 2010 and with repairs and underground development complete is now in the process of completing the bulk sampling program and making a production decision.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010

Management remains focused on the following key objectives:

1)	Complete bulk sampling and move into full production at San Gonzalo;
2)	Expand the San Gonzalo resource;
3)	Investigate the mineral potential of the many unexplored areas of the Avino property;
4)	Bring the Avino Mine back into production with a capacity to 1,250 TPD.

Results of Operations

Three months ended September 30, 2010 compared with the three months ended September 30, 2009.

Operating and administrative expenses

Operating and administrative expenses were $367,985 for the three months ended September 30, 2010 as compared with of $231,231 for the three months ended September 30, 2009, an increase of $136,754. Operating and administrative expenses were relatively constant during the period with increases of $7,291 in salaries and benefits, and $8,320 in general exploration. These increases were offset with reductions of $18,843 in stock based compensation and $34,825 in professional fees. The primary increase in operating and administrative expenses relates to the absence of a recovery of sales tax write off that was recorded in the period ending September 30, 2009. There has also been an increase in general exploration and salaries and benefits due to an increase in activity in the Company’s subsidiary relating to the development of the San Gonzales project.

Loss for the period

The loss for the three months ended September 30, 2010 was $386,445 compared with a loss of $41,545 for the three months ended September 30, 2009, a difference of $344,900. In addition to the increase in operating and administrative expenses discussed above, interest income was lower by $21,290 due to the redemption of  a short term investment, and the foreign exchange gains were lower by $186,856. Interest income was $261 in the three months ended September 30, 2010 as compared to $21,551 in the prior year. The foreign exchange loss was $18,721 as compared to gain of $168,135 in 2009.

Nine months ended September 30, 2010 compared with the nine months ended September 30, 2009.

Operating and administrative expenses

Operating and administrative expenses were $665,068 for the nine month period ended September 30, 2010 as compared with of $506,177 for the nine months ended September 30, 2009, an increase of $158,891.The main increases were $176,323 in recovery of sales tax written off, $17,907 in stock based compensation, $11,689 in general exploration, $9,820 in investor relations, and $13,755 in salaries and benefits. These were offset by decreases of $56,612 in professional fees, and $20,707 in office and miscellaneous. In addition to the decrease of $176,323 in recoverable sales tax written off there was an increase of $8,320 in general exploration due to an increase in activity in the Company’s Mexican subsidiary.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010

Loss for the period

The loss for the nine month period ended September 30, 2010 was $689,772 compared with a loss of $270,861 for the nine month period ended September 30, 2009, an increase of $418,911. There was a decrease of $219,173 on foreign loss and a decrease in interest income of $40,847. Interest and other income was $6,890 for the nine months ended September 30, 2010 as compared $47,737 in the same period in 2009. There was a loss in foreign exchange of $31,594 as compared to a gain of $187,579 in 2009.

Summary of Quarterly Results

	2010	2010	2010	2009	2009	2009	2009	2008
Period ended	Sept 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sept 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4
Loss for the period	(386,445)	$ (152,191)	$ (151,136)	$ (716,898)	$ (41,545)	$ (118,778)	$ (110,538)	$ (869,144)
Loss per share	(0.02)	(0.01)	(0.01)	(0.00)	(0.00)	(0.01)	(0.01)	(0.04)
Total assets	18,953,716	18,957,064	19,100,568	19,206,278	20,106,051	19,934,900	20,010,900	20,126,230

Quarterly results often fluctuate with changes in non-cash items such as stock-based compensation, future income tax and foreign exchange variances. The lower loss in the third quarter of fiscal 2009 was a result of the recovery of the Mexican Value-Added-Tax that was written on in Q4 of 2008. While in the fourth quarter of 2009, the Company incurred a write down on British Columbia mineral properties of $608,118.

Liquidity and Capital Resources

During the period ended September 30, 2010, the Company incurred expenditures that increased its mineral property carrying value on its Mexican properties by $915,502 and capital assets by $216,569. At this time the Company has no operating revenues but earned interest and other income of $6,890 during the nine months ended September 30, 2010. As the Company’s cash and cash equivalents will continue to be drawn down by operations therefore interest income is expected to decrease in future periods.

At September 30, 2010, the Company had working capital of $961,689 and cash equivalents of $1,177,101. The Company is continuing its exploration program and refurbishing of its mine facility for a bulk sampling program in Mexico. The annual cost for the bulk sampling program estimated by Orequest was $2,651,000 U.S. and the Company has stayed well below budget. The Company has no immediate plans for the British Columbia properties at this time.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010

The Company continues in the exploration stage until such time that the Avino Mine is re-opened. The investment in and expenditures for the mineral properties comprise most of the Company’s assets along with a lesser asset amount in regards to the Avino Mine facilities and equipment. The recoverability of amounts shown for its mineral property interest and related deferred costs and the Company’s ability to continue as a going concern is dependent upon the continued support from its directors, the discovery of economically recoverable reserves and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Mineral exploration and development is capital extensive, and in order to re-commence operations at the Avino Mine, the Company may be obliged to raise new equity capital in the future. There is no assurance that the Company will be successful in raising additional new equity capital.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

During the nine months ended September 30, 2010, the Company paid, or made provision for the future payment of the following amounts to related parties:

i)
$120,637 (2009 - $111,528) for administrative expenses (rent, salaries, office supplies and other miscellaneous disbursements) to Oniva International Services Corp (“Oniva”), a private company beneficially owned by the Company and a number of other public companies related through common directors;

ii)	$72,000 (2009 - $72,000) to a private company controlled by a Director for management fees;

iii)	$22,500 (2009 - $22,500) to a private company controlled by a director of a related company for consulting fees;
iv)	$17,321 (2009 - $46,039) to a private company controlled by a director of a related company for geological consulting services;

v)	$10,500 (2009 - $10,500) to Directors for Directors fees.

The amount due from a related party consists of $6,000 (December 31, 2009 - $Nil) due from Coral Gold Resources Ltd.

The amounts due to related parties consist of $135,788 (December 31, 2009 - $145,120) due to Oniva; $7,500 (December 31, 2009 - $18,000) due to Directors for Directors fees; $2,240 (December 31, 2009 - $1,054) due to a Director for geological services; and $1,528 (December 31, 2009 - $516) due to a private company controlled by a Director for an expense reimbursement.

All related party transactions are recorded at the value agreed upon by the Company and the related party. The amounts due from and due to related parties are non-interest bearing, non-secured and with no stated terms of repayment.

Disclosure of Management Compensation

During the nine months ended September 30, 2010, $72,000 was paid to the President for services as director and officer of the Company; $14,325 was paid to the Corporate Secretary for services as an officer of the Company; and $15,767 was paid to the Chief Financial Officer for services as an officer of the Company.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010

Recent Accounting Pronouncements

Recent Canadian accounting pronouncements that have been issued but are not yet effective, and which may affect the Company’s financial reporting are summarized below. For details of the specific accounting changes, refer to Note 2 (ii) of the Company’s Consolidated Financial Statements for the nine months ended September 30, 2010:

i)	Section 1582 Business Combinations
ii)	Section 1601 Consolidated Financial Statements
iii)	Section 1602 Non-controlling Interests

International Financial Reporting Standards (“IFRS”) transition project

The Canadian Accounting Standards Board (“AcSB”) has announced its decision to replace Canadian generally accepted accounting principles (“GAAP”) with International Financial Reporting Standards (“IFRS”) for all Canadian Publicly Accountable Enterprises (“PAEs”). The effective changeover date is January 1, 2011, at which time Canadian GAAP will cease to apply for Avino and will be replaced by IFRS. Following this timeline, the Company will issue its first set of interim financial statements prepared under IFRS in the first quarter of 2011 including comparative IFRS financial results and an opening balance sheet as at January 1, 2010. The first annual IFRS consolidated financial statements will be prepared for the year ended December 31, 2011 with restated comparatives for the year ended December 31, 2010.

Management in currently developing a project plan for the conversion to IFRS based in the nature of current operations. The conversion plan is comprised of three phases: 1) Scoping phase which will assess the overall impact and effort required by the Company in order to transition to IFRS; 2) Planning phase which will include a detailed analysis of the conversion process and implementation plan required for disclosure for the Company’s first quarter; 3) Transition phase which will include the preparation an of IFRS compliant opening balance sheet as at January 1, 2010, any necessary conversion adjustments and reconciliation’s, preparation of quarterly financial statements including all note disclosures and disclosures required for the MD&A.

Management has completed phase one, the IFRS Scoping phase, and is now advancing through phase two, the Planning stage. Management prepared an evaluation of its existing financial statement line items, comparing Canadian GAAP to the corresponding IFRS guidelines, and has identified a number of differences. Many of the differences identified are not expected to have a material impact on the reported results and financial position.

Most adjustments required on transition to IFRS will be made, retrospectively, against opening retained earnings as of the date of the first comparative balance sheet presented based on standards applicable at that time.

IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. During the first quarter of 2011, management intends to conduct an IFRS discussion session with the Audit Committee and the Board of Directors which will focus on the key issues and transitional choices under IFRS 1 applicable to the Company.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010

International Financial Reporting Standards (“IFRS”) transition project (continued)

Set out below are the most significant areas, identified to date by management, where changes in accounting policies may have the highest potential impact on the Company’s consolidated financial statements based on the accounting policy choices approved by the Audit Committee and Board of Directors. In the period leading up to the changeover in 2011, the AcSB has ongoing projects, particularly with respect to the mining industry, and intends to issue new accounting standards during the conversion period. As a result, the final impact of IFRS on the Company’s consolidated financial statements can only be measured once all the IFRS accounting standards at the conversion date are known. Management will continue to monitor new standards, as well as the impact of the new accounting standards, between now and the conversion date to ensure all relevant changes are addressed.

Property, Plant and Equipment

Under IFRS, Property, Plant and Equipment (“PP&E”) can be measured at fair value or at cost while under Canadian GAAP, the Company has to carry PP&E on a cost basis and the revaluation is prohibited.

Upon adoption of IFRS, the Company has to determine whether to elect a cost model or revaluation model. Management has yet to decide on which model to adopt. Currently, the Company has significant property, plant or equipment and as a result there could be a significant impact on the adoption of IFRS depending on which option is selected by management. The Company will apply IAS 16 and will likely adopt the cost model for PP&E.

In accordance with IAS 16 “Property, Plant and Equipment”, the Company will need to allocate an amount initially recognized in respect of an asset to its significant component parts and account for each component separately when the components have different useful lives or the components provide benefits to the entity in a different pattern.

Asset Impairment

Canadian GAAP generally uses a two-step approach to impairment testing: first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists; and then measuring any impairment by comparing asset carrying values with discounted cash flows. International Accounting Standard (IAS) 36, “Impairment of Assets” uses a one-step approach for both testing and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). This may potentially result in write downs where the carrying value of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis, but could not be supported on a discounted cash flow basis.

The Company will perform an impairment analysis on significant assets at the transition date however management does not anticipate that significant impairments will be recognized. The Company will adopt IAS 36 and continue to monitor its operations for any changes that may give rise to asset impairment.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010

International Financial Reporting Standards (“IFRS”) transition project (continued)

Exploration and Evaluation Assets

Under the Company’s current accounting policy, acquisition costs of mineral properties, together with direct exploration and development expenses are capitalized.

Upon adoption of IFRS, the Company has to determine the accounting policy for exploration and evaluation assets. The Company can decide to apply the International Accounting Standards Board (“IASB”) Framework which requires exploration expenditures to be expensed and capitalization of expenditures only after the completion of a feasibility study or choose to and keep the existing Company’s policy, if relevant and reliable.

Management has yet to decide on whether or not to fully adopt IFRS 6, “Exploration and Evaluation of Mineral Properties”, and apply the IASB framework. If management elects to fully adopt IFRS 6, any adjustments will be reflected in accumulated deficit by the same amount reflecting the de-recognized mineral properties.

Share Based Compensation

IFRS and Canadian GAAP largely converge on the accounting treatment for share–based compensation with only a few differences.

Canadian GAAP allows either accelerated or straight-line method of amortization for the fair value of stock options under graded vesting. Currently, the Company is using the graded-vesting method and is compliant with IFRS 2 for all grants and therefore the change to IFRS standards will not have a material impact when transitioning to IFRS.

Under IFRS, the estimate for forfeitures must be made when determining the number of equity instruments expected to vest, while under Canadian GAAP forfeitures can be recognized as they occur. The Company is currently recognizing forfeitures as they occur therefore management will have to estimate forfeiture rates each reporting period and record any necessary adjustments. The Company typically has very low forfeiture rates therefore recording an estimate of forfeitures in advance on their occurrence will not likely have a significant impact on the financial statements.

Upon adoption of IFRS 2, the Company will be fully compliant with the new standard and the adoption is not expected to have an impact on the financial statements.

Future Income Taxes

Like Canadian GAAP, deferred income taxes under IFRS are determined using the liability method for temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, and by generally applying tax rates applicable to the Company to such temporary differences. Deferred income taxes relating to temporary differences that are in equity are recognized in equity and under IFRS subsequent adjustments thereto are backward traced to equity.

IFRS prohibits recognition where deferred income taxes arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting nor taxable net earnings. The Company expects the impact of implementing IAS 12, Income Taxes will not have a significant impact on the financial statements. However, as events and circumstances of the Company’s operations change that give rise to future income taxes, IAS 12 will be applied.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010

International Financial Reporting Standards (“IFRS”) transition project (continued)

Reclamation and Closure Cost Obligations

Under IFRS the Company’s obligation for closure and reclamation is based on management’s best estimate of such future expenditures discounted for the country specific risk free rates. Under Canadian GAAP the obligation is determined based on the fair value of future estimated expenses using quoted market prices and discounted using the Company’s current credit adjusted risk free rate. Canadian GAAP requires that only the legal or contractual fair value be reflected in the financial statements however this value could be significantly different than fair values under IFRS. Management is currently in the process assessing the Company’s future reclamation and closure cost obligations however it not expected that a material adjustment will be required. The Company will adopt IFRS 37 “Provisions, Contingent Liabilities, and Contingent Assets” when it transitions to IFRS.

As the Company elects and approves the IFRS accounting policy for each of the areas above, management will determine and disclose the potential impact of the IFRS adoption at the transition date on our financial statements. The International Accounting Standards Board will also continue to issue new accounting standards during the conversion period and, as a result, the final impact of IFRS on the Company’s consolidated financial statements will only be measured once all the IFRS applicable accounting standards at the conversion date are known.

Based on management’s assessment of the information system currently used by the Company, all information required to be reported under IFRS is expected to be available with minimal system changes. In addition, based upon the Company’s current operations, it is management’s opinion that the adoption of IFRS is not expected to have a significant impact on internal controls and reporting procedures.

One of the more significant impacts identified to date of adopting IFRS is the expanded presentation and disclosure requirements. Disclosure requirements under IFRS generally contain more breadth and depth than those required under Canadian GAAP and, therefore, will result in more extensive note references. The Company is continuing to assess the level of presentation and disclosures required for its consolidated financial statements.

The Company currently does not have any debt covenants, capital requirements, compensation arrangements, or material contracts that impact its current business activities that would affect the conversion to IFRS.

Management, members of the board of directors and audit committee have the required financial reporting expertise to ensure the adequate organization and transition to IFRS.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010

Outstanding Share Data

The Company has an unlimited number of common shares without par value as authorized share capital of which 20,692,227 were outstanding as at September 30, 2010 and 23,317,227 as at November 23, 2010.

The following are details of outstanding share options as at September 30, 2010 and November 23, 2010:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (September 30/10)	Number of Shares Remaining Subject to Options (November 23/10)
April 26, 2011	$3.99	60,000	60,000
April 26, 2011*	$0.75	850,000	680,000
February 27, 2013	$1.65	10,000	10,000
February 27, 2013*	$0.75	410,000	380,000
September 22, 2014*	$0.75	120,000	95,000
January 14, 2015	$0.81	75,000	75,000
September 10, 2015	$1.05	425,000	425,000
		1,950,000	1,725,000

*
These options were re-priced to $0.75 on August 25, 2009.  The original prices for these options were granted at various prices of $1.35, $1.65 and $3.99.  Disinterested shareholders’ approval was obtained on June 26, 2009 for the re-pricing of the options to insiders and the TSX Venture Exchange approved all re-pricing on August 25, 2009.

The following are details of outstanding warrants as at September 30, 2010 and November 23, 2010:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (Sept 30 /10)	Number of Underlying Shares (Nov 23/10)
November 10, 2013	$1.52	-	2,400,000
		-	2,400,000

Commitments

The Company entered into a cost sharing agreement dated October 1, 1997, and amended November 1, 2003 to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. Either party may terminate the agreement with one-month notice. Transactions and balances with Oniva, which is a related company, are disclosed in the transactions with related parties section.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company’s disclosure controls and procedures and have concluded, based on our evaluation, that they are effective as at September 30, 2010 to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized and reported within the time period specified in those rules and regulations.

Internal Controls Over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  The Company assessed the design of the internal controls over financial reporting as at September 30, 2010 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and
b)	Due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of the Company because of limitations in size and number of staff.  The Company believes it has taken steps to mitigate these risks by increasing financial reporting personnel, consulting outside advisors and involving the Audit Committee and Board of Directors in reviews and consultations where necessary.  However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis and continuing to do periodic on-site inspections of the accounting records in Mexico.

There have been no changes in the Company’s internal controls over financial reporting that occurred during the period ended September 30, 2010 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Subsequent Events

On November 10, 2010, the Company completed a Non-Brokered Private Placement from the sale of 2,400,000 units at a price of $1.25 per unit for gross proceeds of $3,000,000. Each unit consists of one common share and one non-transferrable share purchase warrant.  Each warrant will entitle the investor to purchase one additional common share with a term of three years at an exercise price of $1.52 until November 10, 2013.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of November 23, 2010. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.